September 16, 2005

VIA FACSIMILE (202) 772-9210 AND EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	WatchGuard Technologies, Inc., Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005; Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2005; (File No. 000-26819)

Dear Ms. Collins:

This letter sets forth the response of WatchGuard Technologies, Inc., a Delaware corporation (the “Company”), to the comments set forth in the Staff’s letter dated August 30, 2005 in connection with the Company’s annual report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2005 (the “Form 10-K”) and the Company’s current report on Form 8-K filed with the Commission on August 3, 2005 (the “Form 8-K”). For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2004

Note 1 – Accounting Policies

Revenue Recognition, page 69

Comment No. 1

Tell us more about the nature and terms of the “subscriptions for related software options and services” that are sold in connection with your Firebox product offerings. Tell us whether these elements involve hosting services or subscriptions for software.

September 16, 2005

Response to Comment No. 1

Subscriptions for related software options and services that are sold in connection with the Company’s Firebox product offerings include Gateway Anti-virus (“AV”) for email, Gateway AV/IPS, Spamscreen, Security Services Suite, and WebBlocker. They include both software components with perpetual licenses which reside on the Firebox units and subscription-based components. Updated security definitions (e.g., virus signatures) that are utilized by the software residing on the customer’s Firebox product are either provided or updated from remote locations as part of the subscription-based component. The subscriptions are activated on the Firebox unit via a feature (or code) key and expire at the end of the subscription term. The subscription must be renewed in order to maintain access to updated security definitions. This, therefore, does not involve hosting by WatchGuard and the Company recognizes revenue for these subscription offerings ratably over the term of the subscription in accordance with SOP’s 97-2 and 98-9.

Note 2. Accounting for Goodwill and Intangibles with Definite Lives, page 74

Comment No. 2

Disclosure on page 74 indicates that you assess goodwill for impairment on an annual basis as of October 1. Describe more fully your process for assessing impairment of goodwill. Your response should address the following:

a)	The number of reporting units and amount of goodwill allocated to each reporting unit.

b)	How you considered the operating losses and cash used in operations either by reporting unit or on an entity-wide basis in determining goodwill was not impaired at December 31, 2004.

c)	How your decision to maintain a full valuation allowance on deferred taxes in 2004, which would appear to indicate that you do not expect to have income in the future, is consistent with your assessment that goodwill is not impaired.

d)	How goodwill of approximately $38 million relating to the 2002 acquisition of Rapidstream was allocated to reporting units and how that goodwill was considered in your impairment assessment.

Response to Comment No. 2

For the purposes of FAS 142, the “income approach” was used as the primary methodology in determining that goodwill impairment did not exist at October 1, 2004. This analysis was performed for the entire Company, because the Company has one reporting unit. The “income approach” requires an estimation of the present value of the future monetary benefits expected to flow to the owners of the Company. This present value is based on a projection of the cash flows that the Company expects to generate. These cash flows are then discounted to present value using a

September 16, 2005

discount rate that accounts for the time value of money and the estimated degree of risk inherent in the business. Because the Company has only one reporting unit, the goodwill associated with the 2002 acquisition of RapidStream, Inc. (“RapidStream”) was a part of the overall goodwill value used in the 2004 WatchGuard impairment assessment. Based on the discounted cash flow analysis no impairment was needed.

The Company analyzed the need to maintain a full valuation allowance on deferred taxes based on its analysis of the facts and circumstances and interpretation of FAS 109. The Company analyzed the evidence using the theory noted in the summary of FAS 109 which states, “A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.”

The Company considered paragraph 21 of SFAS 109 which states:

Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carryforward period available under the tax law. The following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards:

a.	Future reversals of existing taxable temporary differences

b.	Future taxable income exclusive of reversing temporary differences and carryforwards

c.	Taxable income in prior carryback year(s) if carryback is permitted under the tax law

d.	Tax-planning strategies (paragraph 22) that would, if necessary, be implemented to, for example:

(1)	Accelerate taxable amounts to utilize expiring carryforwards

(2)	Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss

(3)	Switch from tax-exempt to taxable investments.

The Company also considered FAS 109 paragraph 103 which states, “The Board believes that the more likely than not criterion required by this Statement is capable of appropriately dealing with all forms of negative evidence, including cumulative losses in recent years. That criterion requires positive evidence of sufficient quality and quantity to counteract negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not

September 16, 2005

needed. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” For that reason, the Board concluded that a more restrictive criterion such as assured beyond a reasonable doubt is not necessary.

As the Company is in a cumulative loss position and by its very nature, future taxable income requires estimates and judgments about future events that may be predictable, but are far less certain than past events that can be objectively measured, management believed the weight of negative evidence outweighed the positive evidence and it was the conclusion of management that a valuation allowance was needed.

Form 8-K filed on August 3, 2005

Comment No. 3

Tell us what consideration you have given to including the disclosures required by Item 10(e)(1)(i)(B)(C) and (D) of Regulation S-K and Questions 8 and 9 of the FAQ Regarding the Use of Non-GAAP Financial Measures. Specifically, tell us what consideration you gave to disclosing the reason why you believe that presentation of the non-GAAP financial measures provide useful information to investors and, to the extent material, the additional purposes(s) for which you use the non-GAAP financial measure. Such disclosures regarding the usefulness of the non-GAAP measures should separately address each of the measures created by your presentation of a non-GAAP statement of operations (i.e. non-GAAP cost of revenues, non-GAAP gross margin, non-GAAP total operating expenses, non-GAAP operating loss and non-GAAP loss before income taxes). For example, you have not explained why the “non-GAAP operating loss” is an appropriate measure of performance when it excludes stock-based compensation charges and amortization of other intangibles. Explain how such measures are useful in assessing performance given that the excluded items appear to be essential to that assessment. Please explain to us how you considered separately addressing these disclosure requirements for each non-GAAP measure in your current presentation.

Response to Comment No. 3

Included with Exhibit 99.1 to the Form 8-K was a page titled, “RECONCILATION OF THE ABOVE NON-GAAP PRO FORMA AMOUNTS TO GAAP NET LOSS IN THE FINANCIAL STATEMENTS”. The disclosure is included to comply with Item 10(e)(1)(i)(B)(C) and (D) of Regulation S-K and addresses the guidance provided by the Commission in Questions 8 and 9 of the FAQ Regarding the Use of Non-GAAP Financial Measures. More specifically, it contains a paragraph disclosing both the reason why WatchGuard believes that presentation of the non-GAAP financial measures provides useful information to investors and the additional purposes for which WatchGuard’s management uses the non-GAAP financial measures. The justification for our

September 16, 2005

presentation of non-GAAP financial measures, provided in more detail below, is the same for each line item that is affected by the exclusion of certain expenses. To the extent that it is useful to exclude an expense in the non-GAAP presentation in general because of the nature of that expense, it is useful to exclude it from all line items that would be affected by such exclusion. We therefore believe that our reconciliation disclosure covered all of the line items affected by the non-GAAP exclusions.

The two expense items that are excluded from our non-GAAP presentation are non-cash, stock-based compensation expense and expense due to amortization of other intangible assets. We believe that it is useful to exclude both stock-based compensation and amortization of other intangibles when analyzing the Company’s performance primarily because management measures the Company’s performance by monitoring those expenses which can be controlled during each accounting period and are cash-based. Stock-based expenses are both non-cash and fluctuate with changes in the Company’s stock price, and therefore are not subject to control by management. To illustrate the variability associated with stock-based expenses, we note that the expense increases or decreases by roughly $1 million for each positive or negative $0.50 price change in the stock. WatchGuard believes that, like the Company’s management, investors want to assess performance based on operations. Accordingly, the Company presents non-GAAP financial measures such as non-GAAP cost of revenues, non-GAAP gross margin, non-GAAP total operating expenses, non-GAAP operating loss and non-GAAP loss before income taxes. Stock-based expenses affect each of those measures and, in addition, have no affect on the company’s cash flow. Without the non-GAAP presentation, changes in stock price could mask variation and trends in each, and these trends are key to an understanding of our business and operating results by both our management and our investors. Management and investors also need to understand how much the Company is spending on the various operational areas such as Sales and R&D. By including stock-based compensation in our analysis of performance, expense shown for those areas will decrease simply by virtue of the stock price declining. Likewise, it will increase if the stock price goes up. For reasons similar to those discussed above, we believe that it is also useful to exclude the amortization of other intangible assets because it is a non-cash expense and does not reflect our ongoing operational performance. The basis for this amortization comes as a result of the acquisition of RapidStream, Inc. in April 2002. The Company records a recurring amortization expense of $243,450 per quarter for this intangible asset, and it will be fully amortized in March of 2007. This expense has no effect on current period cash flow or the operations of the company.

We believe that presentation of GAAP financial measures alone would not provide us or our investors with the ability to appropriately analyze our ongoing operational results, and therefore our expected future results. The Company therefore believes that inclusion of non-GAAP financial measures provides investors with more information to help them better understand our financial statements just as management utilizes these non-GAAP financial measures to better understand our business.

September 16, 2005

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in this letter and the Form 10-K and the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (206) 521-8340.

Respectfully submitted,

/s/ Edward J. Borey
Edward J. Borey

cc:	Bradley E. Sparks, WatchGuard Technologies, Inc.

Michael C. Piraino, WatchGuard Technologies, Inc.

bcc:	Orrick, Herrington & Sutcliffe LLP